UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

4C CONTROLS INC.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

350839 10 6
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(CUSIP Number)

Rudana Investment Group AG
Bahnhofstr. 23
6301 Zug
Switzerland
011 41 43 344 33 55
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 23, 2008
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(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350839 10 6
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(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.
Rudana Investment Group AG
000000000
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(2) Check the appropriate box if a member of a group (see instructions)

(a) ☒       (b) ☐
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(3) SEC use only.

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(4) Source of funds (see instructions).
WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).   |_|

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(6) Citizenship or place of organization.

Switzerland
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(7) Sole voting power:
29,300,858 (1)

(8) Shared voting power:
0

(9) Sole dispositive power:
29,300,858 (1)

(10) Shared dispositive power:
0
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(11) Aggregate amount beneficially owned by each reporting person.

29,300,858 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).  ☐

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(13) Percent of class represented by amount in Row (11).

66.3% (2)
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(1) Rudana Investment Group AG directly owns 29,300,858 shares of the common stock of 4C Controls Inc. (formerly known as Amecs Inc., and referred to herein as the "Company").

(2) Such percentage is based on Rudana Investment Group AG’s ownership of 29,300,858 shares of the common stock of the Company, and is calculated on the basis of 44,179,540 issued and outstanding shares of the Company’s common stock on April 2, 2009, as reported to Rudana Investment Group AG by the Company.

(14) Type of reporting person (see instructions).

CO
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Item 1. Security and Issuer.

The Company is located at 104 Summit Avenue, Summit NJ 07902-0080.

This Schedule 13D/A refers to shares of the Company’s common stock held by Rudana Investment Group AG (“Rudana”), as described in further detail in Item 5 hereof, which Item is incorporated herein by reference thereto.  The persons having power to vote the Company's shares owned by Rudana and power of disposition over such shares are the officers and directors of Rudana, consisting of Hany Salem who may act alone and Olivier de Vergnies, who may act jointly, together with Mr. Salem.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Rudana Investment Group AG.

(b) Business Address:

Rudana Investment Group AG
Paradplatz 4
8001 Zurich
Switzerland

(c) Principal Occupation:

Rudana Investment Group AG is a private investment company.

(d) Rudana Investment Group AG has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Rudana Investment Group AG has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Switzerland

Item 3. Source and Amount of Funds or Other Consideration.

All of Rudana’s securities purchases were made with working capital.

Item 4. Purpose of Transaction.

Rudana engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of the Company common stock, or to engage in discussions regarding and determine to effect other transactions involving the Company.  In connection with the above-referenced periodic review of its portfolio investments, Rudana has made the following acquisitions and sales of the Company’s common stock.  All of the shares owned by Rudana are restricted securities.  The Issuer is a shell company, as such term is defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), and therefore, as of the date of this Schedule 13D/A, Rule 144 of the Securities Act is not available for the sale or transfer of shares owned by Rudana, or any shares transferred by Rudana pursuant to any other available exemption.

In series of privately negotiated transactions between September 19, 2008 and December 23, 2008, Rudana sold and/or transferred 246,000 shares of the Company’s common stock to non-U.S. persons in reliance upon the exemption from securities registration under Regulation S of the U.S. Securities Act of 1933, as amended.  The persons acquiring these restricted shares have represented that they are long term investors and are aware of the restrictions on the sale and transfer of such securities.  In series of privately negotiated transactions between September 2, 2008 and January 30, 2009, Rudana exchanged 3,151,036 shares of the Company’s common stock in lieu of fees owed to non-U.S. persons, which shares were transferred in reliance upon the exemption from securities registration under Regulation S of the U.S. Securities Act of 1933, as amended.  In a series of open market purchases on August 29, 2008, Rudana paid $172,649 from its working capital to purchase a total of 44,000 shares of the Company’s common stock.

Rudana may in the future either (i) acquire additional shares of the Company’s common stock in open market transactions; or (ii) dispose of additional shares of common stock from time-to-time pursuant to the registration of such shares under the Securities Act, and/or pursuant to an applicable exemption therefrom.  In particular, Rudana may sell additional securities in private transactions to persons outside of the United States under the exemption from registration provided by 903 of Regulation S under the Securities Act.  All such securities are restricted.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage
Rudana Investment Group AG	29,300,858	66.3% (1)

(b) Name	Shares Beneficially Owned
Rudana Investment Group AG	29,300,858

(1) Such percentage is based on Rudana Investment Group AG’s ownership of 29,300,858 shares of the common stock of the Company, and is calculated on the basis of 44,179,540 issued and outstanding shares of the Company’s common stock on April 2, 2009, as reported to Rudana Investment Group AG by the Company.

(c) This Schedule 13D/A relates to the following transactions:

In series of privately negotiated transactions between September 19, 2008 and December 23, 2008, Rudana sold 246,000 shares of the Company’s common stock to non-U.S. persons in reliance upon the exemption from securities registration under Regulation S of the U.S. Securities Act of 1933, as amended.  The persons acquiring these restricted shares have represented that they are long term investors and are aware of the restrictions on the sale and transfer of such securities.  In a series of open market purchases on August 29, 2008, Rudana paid $172,649 from its working capital to purchase a total of 44,000 shares of the Company’s common stock.  In series of privately negotiated transactions between September 2, 2008 and January 30, 2009, Rudana exchanged 3,151,036 shares of the Company’s common stock in lieu of fees owed to non-U.S. persons in reliance upon the exemption from securities registration under Regulation S of the U.S. Securities Act of 1933, as amended.

After giving effect to the transactions described above, Rudana owns 29,300,858 restricted shares of the Company’s common stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

None.
[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2009

Rudana Investment Group AG

By : /s/ Olivier de Vergnies
Name:  Olivier de Vergnies
Title:    Chief Operations Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)